May 20, 2025

Tzu-Wei Chung
Chief Executive Officer
TNL Mediagene
23-2 Maruyamacho
Shibuya-ku
Tokyo 150-0044
Japan

       Re: TNL Mediagene
           Draft Registration Statement on Form F-1
           Submitted May 14, 2025
           CIK No. 0002013186
Dear Tzu-Wei Chung:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jesse Gillespie